U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date: February 9, 2022

NEWS RELEASE
Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

SCULLY ROYALTY LTD. DECLARES CASH DIVIDEND

HONG KONG (February 9, 2022) Scully Royalty Ltd. (the “Company”) (NYSE: SRL) is pleased to announce that its board of directors has declared a cash dividend of C$0.25 (US$0.18) per common share pursuant to its recently announced cash dividend policy. As previously announced, the cash dividend policy was implemented in connection with the Company's focus on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty.

The Company is pleased to announce the following details with respect to the first cash dividend of 2022:

•	The dividend of C$0.25 (US$0.18) per common share will be paid in US dollars on March 4, 2022 to shareholders of record on February 21, 2022. The ex-dividend date will be February 18, 2022.

•	In setting the amount of the dividend, the Company took into account gross fourth quarter royalty payments of approximately C$7.3 million on 807,601 tonnes shipped, before the application of a 20% mining tax, and the Company’s general and administrative expenses for the period.

The declaration, timing and payment of future dividends will depend on, among other things, royalty payments received, the Company's financial condition and operating results.

Direct any questions regarding the information in this news release to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com.